Exhibit 99.5
Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended March 31, 2007
This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended March 31, 2007, in connection with the MTN program established by the Company under its prospectus supplement dated June 22, 2006 to a short form base shelf prospectus dated November 4, 2005 and the MTN program established by the Company under its prospectus supplement dated March 12, 2007 to a short form base shelf prospectus dated March 12, 2007.
The pro forma interest requirement on the Company’s outstanding indebtedness was $351,400,000 for the 12 months ended March 31, 2007. The Company’s earnings before interest and income tax for the 12 months ended March 31, 2007 were $2,877,000,000, which is 8.2 times the Company’s interest requirements for that period.